UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41066

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Sono Group N.V.
(Registrant’s name)

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Waldmeisterstraße 76
80935 Munich
Germany
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

On May 8, 2023, Sono Group N.V. issued a press release reflecting its receipt of a Notification of Non-Compliance with Listing Rule 5250(c)(1) from Nasdaq as a result of the Company’s delay in filing its Form 20-F. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein.

The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit 99.1. Press release dated May 8, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.
(Registrant)

Date: May 8, 2023	/s/ Jona Christians
Jona Christians
Chief Executive Officer and Member of the Management Board

Date: May 8, 2023	/s/ Torsten Kiedel
Torsten Kiedel
Chief Financial Officer and Member of the Management Board